

August 12, 2013

Via e-mail
James W. Ketner
President/Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas 76021

> **Re:** **Galenfeha, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2013**
> **File No. 333-188800**

Dear Mr. Ketner:

We have reviewed the above-captioned filing and have the following comments.

General

1. Please note that comment two of our letter dated June 19, 2013 does not refer to your communication with your current shareholders, but to written communications, as defined by Rule 405 under the Securities Act, presented to potential investors in the shares being currently registered for sale in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 4

2. Please revise your prospectus, here and throughout, particularly in the Description of Business section on page 14, to describe your business in greater detail. You state only that you will develop a "new product that utilizes the stored energy in natural gas production to generate electricity to power flow computers." The meaning of this sentence is not immediately apparent; moreover, this appears to depart from your previously stated business of "energy production technology which will not rely on convention[sic] methods of energy generation such as Oil, Gas, Coal, Nuclear, or Solar." Please provide greater detail about the function of your device and its potential applications. Further, it is unclear how this proposed product will achieve your stated business plan of reducing your customers carbon footprint, hazardous waste, or "other non-sustainable aspects of producing energy with current technologies." Similarly, please further clarify what the source of revenue for your company will be, as well as what sort of "contractual engineering services" you will be offering. Finally, you state on page 14 that "Galenfeha is continually researching and developing new products and processes to help energy producers operate a more effective and economical business model." Please elaborate on the research you are conducting, the forms of products you

intend to develop, and the manner in which they may help energy producers achieve the goals you list.

Future Assets and Growth, page 4

3. Please revise the title of this heading. It does not appear to be salient to the disclosure underneath it, which addresses neither future assets nor growth.

Emerging Growth Company Status, page 5

4. We reissue comment five of our letter dated June 19, 2013. You state in the second sentence of the second paragraph under this heading that you intend to take advantage of the extended compliance period for new or revised accounting standards extended to emerging growth companies by the JOBS Act. However, on page eight you disclose that you "irrevocably elect[] not to avail [yourself] of this exemption from new or revised accounting standards." Please revise to correct this discrepancy.

Risk Factors, page 6

Risks Related to Our Company, page 6

5. Please explain why you removed the disclosure under the heading "Our Directors, President and Chief Executive officer do not have any formal training specific to the production of energy using alternative methods."

We may not be able to continue as a going concern if we do not execute our business plan or obtain additional financing in the future if necessary, page 6

6. You state here that "[y]our only plan for raising additional funds is through affiliate contributions." Please revise to make explicit that these "affiliate contributions" will consist of sales of equity, whether plans to enter into any such arrangement currently exist and any salient terms, and if an equity transaction is contemplated, the dilutive effects that owners of your shares will experience.

Our competition is intense in all phases of our business, page 6

7. Please reconcile the disclosure here that you compete with "large scale producers" with your disclosure on page 14 to the effect that you are developing new technology that does not currently exist, giving you your "primary competitive edge."

<u>Our Directors may be involved with other business interests, page 6</u>

8. Please revise the title of this heading or separate the disclosure under it into two separate headings, as the second and third sentences do not appear to be related to the business interests of your Directors. Please provide greater disclosure of the potential inability of your Directors to execute their duties as directors. Refer to comment six of our letter dated June 19, 2013.

<u>Risks Related to Our Capital Stock, page 8</u>

9. In your supplemental response to comment ten of our letter dated June 19, 2013, you affirmed that your articles of incorporation do not provide for the indemnification of directors or officers, and deleted the risk factors addressing any such indemnification. However, you state on page 21 that your directors and officers enjoy such indemnification by virtue of Nevada statute and your Bylaws. You repeat your statement that no indemnification is provided by your articles of incorporation on the following page. Please revise.

<u>Our common stock is considered a penny stock, which may be subject to restrictions on marketability, so you may not be able to sell your shares, page nine</u>

10. We reissue comment twelve of our letter dated June 19, 2013. Please revise the first sentence under this heading to indicate that you are currently subject to the penny stock rules. Please remove any indication that your stock "will" be subject to the penny stock rules. You state that you have revised your S-1, but no revision has been made.

<u>Forward-looking Statements, page 10</u>

11. We reissue comments thirteen and fourteen of our letter dated June 19, 2013. You state in your correspondence that you have revised your S-1, but no revision has been made.

<u>Selling Security Holders, page 11</u>

12. We reissue comment 16 of our letter dated June 19, 2013. Please clarify your supplemental response to the effect that "Mr. Strain contributed an additional $1,500 to comply with the Regulation D requirement for a $2500 minimal investment threshold."

<u>Description of Business, page 14</u>

13. We reissue comment 17 of our letter dated June 19, 2013. Please thoroughly revise this section to describe, in clear and precise terms, what your business model consists of. Please ensure that your next amendment includes the disclosure called for Items 101(h)(4)(i), 101(h)(iv), and Item 101(h)(5), regarding your principle products or

services, competitive position and methods of competition, and the required disclosure regarding public access to materials you file with the SEC.

Market Analysis, page 14

14. You state that "[y]our technology will enable energy producers to operate more efficiently and with cleaner methods." Please clarify what technology you are referring to, as it appears you have yet to develop any technology or products. Similarly, please disclose the basis of your belief that you have the ability to provide more efficient ways of energy production, particularly in light of your management team's lack of experience in the area.

Market for Common Equity and Related Stockholder Matters, page 16

15. We reissue comment 22 of our letter dated June 19, 2013. Please revise to include the information called for by 201(a)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Plan of Operations, page 17

16. We reissue comment 26 of our letter dated June 19, 2013. Please supplementally provide us the information supporting the feasibility of your 2013 Statement of Work. In particular, please provide support for the feasibility of your plan to have products at market within the coming fiscal quarter.

Directors, Executive Officers, Promoter and Control Persons, page 18

17. We reissue comment 29 of our letter dated June 19, 2013. Please provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Owston and Ms. Armour should serve as directors, as well as the business experience for Mr. Ketner over the past five years. See Item 401(e)(1) of Regulation S-K.

Significant Employees, page 20

18. You state in the final sentence under this heading that you have no formal consulting agreements, which we interpret to mean arrangements with contractors. You state on page that you have secured Tim Lafferty as your project lead for the development of your project. As Mr. Lafferty is not an employee, it would appear he is a contractor. Please clarify.

Certain Relationships and Related Transactions, page 22

19. We reissue comment 35 of our letter dated June 19, 2013. Please revise this section to include the disclosure called for by Item 404(c) of Regulation S-K regarding your promoters. Please note that the disclosure required by this item is both retrospective and prospective.

Signatures, page 26

20. Please ensure that the next amendment is signed by your Board of Directors in their capacity as directors as well as by Mr. Ketner in his capacities as CEO, CFO, and Principle Accounting Officer. As you have currently submitted this filing, they have only signed on behalf of the company, and not in their official or directorial capacities. Please see Instruction 1 to the Signatures section of Form S-1, on page seven of that form.

      You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3555 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief